September 25, 2013

VIA EDGAR/US MAIL

United States Securities & Exchange Commission
Division of Corporate Finance
100 F Street, N.E
Washington, D.C. 20549-5546

Attention: Kevin L. Vaughn

Re: Patient Safety Technologies, Inc.
Form 10-K for Fiscal Year ended December 31, 2012
Filed March 18, 2013; File No. 001-09727

Dear Mr. Vaughn,

This letter is in response to the written comments we received from the staff of the Division of Corporate Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) on September 13, 2013 regarding the annual report on Form 10-K of Patient Safety Technologies, Inc. (“PST” or the “Company”) for the fiscal year ended December 31, 2012.  Our response below corresponds to the caption and number of the comment in your letter which are reproduced below in bold.

Management’s Discussion and Analysis…, page 21

Factors Affecting Future Results, page 22

1.
Your disclosures on pages 4, 10 and 22 describe a potential “significant negative impact” to future revenues resulting from Cardinal Health’s ability to begin selling a portion of “excess inventory” in 2014. Please tell us and revise future filings, as applicable, to disclose the value of this excess inventory.

Response:

We noted the following significant factors as it pertains to the Forward Order inventory with Cardinal Health:

a)
The original contract amount of the Forward Order inventory (also referred to as “excess inventory") we delivered to Cardinal Health is $10 million.  The Forward Order inventory balance is measured every month by Cardinal Health and, as of August 2013, the reported balance continues to stay at $10 million.

b)
The contractual terms in place for the release of the Forward Order inventory are governed by the Second Amendment to our Supply and Distribution Agreement (“Second Amendment”) with Cardinal Health that was entered into during January 2013.  The Second Amendment provides that the remaining Forward Order inventory balance will be measured in January 2014 and Cardinal Health will then calculate how much the Forward Order inventory they are allowed to sell on a monthly basis to customers from January 1, 2014 through December 31, 2014 . Based on the reported balances from Cardinal Health, we estimate that the Forward Order inventory balance will continue to be $10 million in January 2014.  Without assuming any revenue growth, the maximum amount of Forward Order inventory that could be sold by Cardinal Health during 2014 is approximately $2.5 million a quarter, as determined by dividing the remaining Forward Order inventory balance by 12 months.  The release of the Forward Order inventory would result in the Company receiving a reduced amount of orders from Cardinal Health and therefore resulting in less revenue recognized by the Company.  The actual impact under the Second Amendment could vary based on a variety of factors that are identified in our quarterly and annual reports including the possibility of significant negative impact to our revenue unless we were to experience certain favorable outcomes, such as experiencing substantial sales growth thereby reducing the expected Forward Order inventory balance as of January 2014.

c)
The Company intends to propose an alternative to the method outlined in the Second Amendment, and request that Cardinal Health release the Forward Order inventory for sale to customers without any restrictions or limitations (i.e. as fast as they can) based on customer demand.  If Cardinal Health agrees to our proposed modification, we estimate that this should take approximately 5-6 months to fully release all Forward Order inventory, without assuming any additional new customer growth.  Without assuming any revenue growth, the maximum impact of the release of the Forward Order inventory would be $10 million over the 5-6 month period.

d)
Additionally, the Company expects that it will continue to have adequate sources of liquidity to offset the anticipated cash flow impact of either scenario of the release of the Forward Order inventory during 2014.

We are currently in discussions with Cardinal Health as to the specific method of the release (e.g. over 12 months or 5-6 months) of the Forward Order inventory and expect to have resolution prior to the filing of our September 30, 2013 Form 10-Q.  Depending on the outcome of those discussions, we will enhance our disclosure to include the maximum effect of the release of the Forward Order inventory.

******

Patient Safety Technologies, Inc. acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosures made in all of our filings with Commission, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal security laws of the United States.

Sincerely,

/s/ David Dreyer
David Dreyer Executive Vice President, Chief Financial Officer and Secretary